Exhibit 12

CIGNA CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2004	2003

Income from continuing operations before income taxes	$1,103	$205

Adjustments:
Loss from equity investee	-	2

Income from continuing operations before income taxes, as adjusted	$1,103	$207

Fixed charges included in income:

Interest expense	$55	$56
Interest portion of rental expense	24	27

	79	83

Interest credited to contractholders	418	507

	$497	$590

Income available for fixed charges (including interest
credited to contractholders)	$1,600	$797

Income available for fixed charges (excluding interest
credited to contractholders)	$1,182	$290

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	3.2	1.4

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	15.0	3.5